Exhibti 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2008

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes of Penn West Energy Trust (“Penn West”, “the Trust”, “We” or “Our”) for the years ended December 31, 2008 and 2007. The date of this MD&A is March 26, 2009.

For additional information, including the Trust’s audited consolidated financial statements and Annual Information Form, please go to the Trust’s website at www.pennwest.com, in Canada at www.sedar.com or in the United States at www.sec.gov.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted, netback, recycle ratio, payout ratio and trailing funds flow included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Penn West utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess its capacity to fund distributions and future capital programs. We use recycle ratio as one of our indicators to ensure our capital programs are adding reserves at an economic cost. Reconciliations of funds flow to its nearest measure prescribed by GAAP are provided below.

Reported results of operations, funds flow and net income include the acquisitions of Canetic Resources Trust (“Canetic”) from the closing date of January 11, 2008, Vault Energy Trust (“Vault”) from the closing date of January 10, 2008 and Endev Energy Inc. (“Endev”) from the closing date of July 22, 2008.

Calculation of Funds Flow

	Three months ended December 31		Year ended December 31
(millions, except per unit amounts)	2008	2007	2008	2007
Cash flow from operating activities	$602	$312	$2,256	$1,242
Increase (decrease) in non-cash working capital	(144)	21	196	38
Asset retirement expenditures	32	16	85	52
Funds flow	$490	$349	$2,537	$1,332
Basic per unit	$1.27	$1.44	$6.75	$5.56
Diluted per unit	$1.26	$1.43	$6.66	$5.51

Annual Financial Summary

	Year ended December 31
(millions, except per unit amounts)	2008	2007	2006
Gross revenues (1)	$4,651	$2,462	$2,101
Funds flow	2,537	1,332	1,177
Basic per unit	6.75	5.56	5.86
Diluted per unit	6.66	5.51	5.78
Net income	1,221	175	666
Basic per unit	3.25	0.73	3.32
Diluted per unit	3.22	0.73	3.27
Total expenditures, net (2)	1,045	1,140	578
Long-term debt at year-end	3,854	1,943	1,285
Convertible debentures	296	—	—
Distributions paid (3)	1,500	976	782
Total assets	$15,412	$8,433	$8,070

(1)   Gross revenues include realized gains and losses on commodity contracts.

(2)   Excludes business combinations and includes net proceeds of property acquisitions/ dispositions.

(3)   Includes distributions paid and reinvested in trust units under the distribution reinvestment plan.

Quarterly Financial Summary

(millions, except per unit and production amounts)

Three months ended	Dec 31 2008	Sep 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007	Sep 30 2007	June 30 2007	Mar 31 2007
Gross revenues (1)	$968	$1,235	$1,312	$1,136	$644	$628	$608	$582
Funds flow	490	662	753	632	349	346	326	311
Basic per unit	1.27	1.73	2.00	1.76	1.44	1.44	1.37	1.31
Diluted per unit	1.26	1.71	1.98	1.75	1.43	1.43	1.35	1.30
Net income (loss)	404	1,062	(323)	78	127	138	(186)	96
Basic per unit	1.05	2.78	(0.86)	0.22	0.53	0.57	(0.77)	0.41
Diluted per unit	1.04	2.73	(0.86)	0.22	0.52	0.57	(0.77)	0.40
Distributions declared	393	391	384	382	246	245	243	242
Per unit	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02
Production
Liquids (bbls/d) (2)	105,644	106,898	109,417	109,016	73,332	72,783	70,923	71,716
Natural gas (mmcf/d)	476	500	487	500	328	315	334	340
Total (boe/d)	184,908	190,177	190,515	192,291	128,024	125,345	126,599	128,447

(1)   Gross revenues include realized gains and losses on commodity contracts.

(2)   Includes crude oil and natural gas liquids.

Financial Markets

Financial market volatility and credit market uncertainty began in the fall of 2007 and continues into 2009. Initially, the issues in the financial markets had little impact on Penn West as commodity prices continued to rise through the second quarter of 2008. Eventually, the combination of widespread deleveraging and high prices for all commodities led to a significant slowdown in essentially all of the world’s economies. In July 2008, energy prices reached their highs and began to fall sharply; however, the fall was partially offset by a decline in the Canadian dollar relative to the U.S. dollar. This market turmoil led to a loss of confidence, unprecedented response from governments to bolster the financial system, and significant price declines in many of the world’s equity markets.

During 2008, Penn West took several steps to strengthen its debt capital structure through the following transactions:

•                  The placement of 3-year, $4.0 billion credit facilities maturing in 2011. At December 31, 2008 we had approximately $1.4 billion of unutilized capacity under these facilities. We subsequently applied the proceeds of our equity issue and asset dispositions to further increase our credit capacity.

•                  The diversification of our debt portfolio through the further addition of senior, unsecured long-term private notes which now total $1.3 billion.

•                  The implementation of facilities with the TSX and NYSE to quickly raise capital as required or desired by way of “at-the-market” distributions of units.

Penn West continued its risk management program throughout 2008 and into 2009 which aims to mitigate commodity price volatility and minimize credit and foreign exchange exposure. Risk management activities included:

•                  Hedged approximately 31 percent of our 2009 crude oil production between WTI prices of US$80.00 per barrel and US$110.21 per barrel and approximately 20 percent of our 2009 natural gas production between AECO weighted average prices of $7.88 per GJ and $11.27 per GJ.

•                  Entered into foreign exchange contracts to swap US$720 million of U.S. dollar revenue for 2009 to Canadian dollars at an average rate of one U.S. dollar equals 1.25 Canadian dollars to fix the approximate floor value of our U.S. dollar denominated WTI collars in Canadian dollars. Subsequent to year-end, entered into an additional US$143 million of foreign exchange contracts to fix the remainder of the 2009 floor proceeds at an average rate of one U.S. dollar equals 1.22 Canadian dollars.

•                  Entered into several additional interest rate swaps to fix the interest rate on floating rate debt at 2.80 percent on $500 million for two years and 2.31 percent on $800 million for three years to offset anticipated future increases in bank borrowing costs.

•                  Re-priced and extended the term of $650 million of existing interest rate swaps at a new average rate of 2.65 percent until January 2014.

•                  Monetized a portion of our crude oil financial contracts resulting in cash proceeds of approximately $123 million which were used to repay a portion of our credit facility.

•                  Closely monitored the risk of counterparty defaults.

In 2009, Penn West has taken additional actions in response to market conditions. We reduced our 2009 capital program and distribution level as a result of the current outlook for oil and natural gas prices, economic growth expectations and the state of the financial markets. Compared to 2008, our 2009 capital program was reduced significantly to between $600 million and $825 million, and will further be reduced by $40 million, the amount of debt expected to be assumed from the proposed acquisition of Reece Energy Exploration Corp. (“Reece”). Spending in the first six months of 2009 is expected to be less than half of the annual planned range as we anticipate a reduction in service costs throughout the year creating a more favourable drilling environment in the latter part of 2009. The distribution level was reduced to $0.23 per unit effective with the January 2009 distribution paid in February 2009 and on March 26, 2009 a further reduction to $0.15 per unit was announced effective with the April 2009 distribution paid in May 2009. Assuming 2009 average prices of WTI NYMEX (“WTI”) US$45.00 per barrel, $5.50 per GJ natural gas at AECO and a Canadian to U.S. dollars exchange rate of 1.25, we believe that we can fund our capital program and distributions with internally generated funds flow and the forecast proceeds of our distribution reinvestment program. We believe these actions are prudent in the current environment as the future condition of the credit and commodity markets can not be predicted with certainty at this time.

In February 2009, Penn West completed a bought-deal financing arrangement and issued 17,731,000 trust units for total proceeds of approximately $250 million ($238 million net). Penn West completed the sale of the previously announced group of properties producing approximately 3,600 boe per day for total proceeds of approximately $150 million during February 2009. Additionally, in February 2009, Penn West entered into an agreement for the sale of gross overriding royalties for total proceeds of approximately $40 million and total production of approximately 700 boe per day. This transaction closed in March 2009. Proceeds from these transactions will be used to reduce bank debt.

Penn West is committed to modifying our business strategies as required to ensure our financial position remains strong. Increasing financial flexibility will increase our ability to act on future strategic opportunities which we believe will be available to us in 2009 and beyond.

Commodity Markets

Business Environment

The generally healthy global economic environment until the third quarter of 2008 resulted in increased demand for energy which outpaced the growth in supply. This was most evident in developing economies such as Asia and the Middle East. This strong demand resulted in steady upward pressure on commodity prices with oil peaking this past July at a historical high of over US$145.00 per barrel for the prompt month NYMEX WTI contract. These record commodity prices contributed in part to the economic slowdown which followed and caused most analysts to subsequently reduce their demand growth forecasts for energy products. North American demand for crude oil and refined products is believed to be in excess of 1.0 mmbbls per day lower than last year and some forecasters are expecting global oil demand to contract by another 1.0 mmbbls per day during 2009. In response to the resultant decline in energy prices, capital spending plans were significantly reduced by the oil industry, particularly plans related to mineable oil sands and upgrading projects. We believe this prompt response by industry will potentially bring oil supply and demand back into balance, and perhaps sooner than generally expected.

Crude Oil

WTI averaged US$99.66 per barrel in 2008 compared to US$72.34 per barrel in 2007. Crude prices started 2008 just below US$100.00 per barrel and then increased dramatically over the first six months. The credit crisis was not yet believed to affect the broader economy and the market was concerned that supply might not meet expected demand growth. After prices peaked in July, concerns regarding demand growth emerged along with the financial crisis causing prices to decline quickly, to below US$35.00 per barrel momentarily in December and subsequent to year-end. OPEC pledged two production cuts in the fourth quarter of 2008 in an effort to offset the decline in demand for oil. It is currently unknown whether OPEC’s pledged production cuts will be sufficient to balance supply and demand, however, further OPEC cuts are promised by certain members of the cartel if supply and demand imbalances continue. Penn West believes that when economic conditions improve, the supply and demand for oil will re-balance in the mid term due in part to re-emerging demand and secondly due to the supply issues. We believe that incremental future supply will be limited due to continuing depletion of existing fields and the cancellation or deferral of many large oil projects in response to current energy prices.

WTI crude oil prices averaged US$58.76 per barrel in the fourth quarter of 2008, down from US$118.13 per barrel in the third quarter of 2008 and US$90.63 per barrel for the fourth quarter of 2007. Penn West’s fourth quarter 2008 crude oil price was also impacted by the high volatility in the Canadian to U.S. dollar exchange rate and the widening of differentials to reflect the oil quality and transportation costs associated with certain Canadian crude oils. Due to large inventories of gasoline in the U.S., Penn West’s fourth quarter oil price was also impacted by abnormally high discounts on light sweet crude oil (compared to WTI), which makes up the largest portion of our crude oil production portfolio. Penn West’s average crude oil and liquids price for the fourth quarter, before the impact of risk management, was $49.94 per barrel.

Natural Gas

Natural gas prices strengthened moderately in 2008 with the AECO Monthly Index averaging $7.71 per GJ versus $6.26 per GJ in 2007. In the first six months of 2008, the trend of natural gas prices was similar to crude oil prices primarily due to reduced imports of liquefied natural gas (“LNG”) into the U.S., increased demand for natural gas in power generation and cold winter weather at the beginning of 2008. Due to the economic slowdown, the demand for natural gas has softened similar to oil with price declines since July. The industry responded to the downturn in natural gas prices by reducing natural gas drilling activity in North America, which, coupled with high initial decline rates for natural gas (particularly unconventional natural gas), is expected to reduce future supply.

Extremely high levels of drilling for unconventional gas over the past several years have resulted in high inventory levels across North America at a time when the demand for natural gas is expected to decline. This combination of events resulted in downward pressure on natural gas prices. The AECO Monthly Index in the fourth quarter of 2008 averaged $6.43 per GJ down from $8.78 per GJ in the third quarter, but higher than the fourth quarter of 2007 which averaged $5.69 per GJ. Penn West’s corporate average gas price for the fourth quarter before the impact of risk management was $7.03 per mcf.

The New Alberta Royalty Framework

On October 25, 2007, the Government of Alberta (the “Government”) released its new royalty framework (the “NRF”) which became effective on January 1, 2009. The NRF maintains or continues certain programs that are important to Penn West, including the oil sands administrative status of the lands related to our Peace River Heavy Oil project, Enhanced Oil Recovery (“EOR”) and Innovative Technology incentive programs important to the economics of our CO2 and other EOR projects and the continuance of the Otherwise Flared Solution Gas Waiver Program supporting our environmental and asset optimization objectives.

Penn West, as the largest energy trust in North America by production, has a diversity of play types principally across the Western Canada Sedimentary Basin. Approximately 55 percent of our production is from Alberta Crown leases and our historical asset strategies have favoured mature light oil assets which generally remain economic under the NRF. In November 2008, the Government announced further royalty program changes. From November 19, 2008 until the end of 2013, the Government provided transitional royalty rates on natural gas or conventional oil wells drilled at depths between 1,000 and 3,500 metres. Producers have the one-time option of selecting the transitional royalty rates or the rates under the NRF and wells that adopt the transitional royalty rates are required to move to the NRF beginning on January 1, 2014. In the current commodity price environment, Penn West currently expects a 0.5 percent to 1.0 percent reduction to its corporate average royalty rate in 2009 as a result of these programs.

Enactment of the Tax on Income Trusts

On June 12, 2007, federal legislation was enacted implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as “Specified Investment Flow-Through” (“SIFT”) entities.

For SIFTs in existence on October 31, 2006 (including Penn West), the SIFT Tax will become effective in 2011. If certain rules related to “undue expansion” are not adhered to (“the normal growth guidelines”), the SIFT Tax will apply prior to 2011. Under the guidance provided by the Department of Finance, with the close of Vault and Canetic, we estimate that we can increase our equity by approximately $14 billion anytime between now and 2011 without prematurely triggering the SIFT Tax.

Under the SIFT Tax, distributions of certain types of income will not be deductible for income tax purposes by SIFTs in 2011 and thereafter and any resultant trust level taxable income will be taxed at a rate that will be approximately equal to corporate income tax rates. The SIFT Tax rate is currently 29.5 percent in 2011 and 28.0 percent thereafter.

On June 9, 2008, further changes to the SIFT Tax rules (the “Provincial SIFT Tax”) were announced. These changes provide that the provincial component of the SIFT Tax is to be based on provincial corporate income tax rates where the SIFT has permanent establishments, rather than using a 13 percent flat rate as originally legislated. On July 14, 2008 the Department of Finance released draft regulations which prescribe the detailed provincial allocation formula to be applied in respect of the Provincial SIFT Tax. As these regulations were not yet considered to be substantively enacted for accounting purposes at December 31, 2008, the 13 percent flat rate remained applicable for financial statement purposes. Subsequent to year-end, on March 12, 2009, the Government of Canada enacted this legislation. Under the new rules, Penn West currently has its only permanent establishment in the Province of Alberta. Accordingly, we expect the Provincial SIFT Tax applicable to Penn West will be reduced from 13 percent to 10 percent resulting in a combined SIFT Tax rate in 2011 of 26.5 percent and in 2012 of 25.0 percent. As a result of this enactment, Penn West estimates it will record a future tax recovery of approximately $65 million in the first quarter of 2009.

The Legislative Proposals released by the Department of Finance on July 14, 2008 (the “Tax Proposals”) also included draft legislation relating to the conversion of SIFT entities into corporations (the “SIFT Conversion Rules”). On November 28, 2008, the Minister of Finance introduced legislation into the House of Commons which included the SIFT Conversion Rules and on December 4, 2008 released Explanatory notes to accompany these changes. The effect of the SIFT Conversion Rules is to enable a conversion of a SIFT entity into a corporation without undue tax consequences for the SIFT entity or its investors and to facilitate such conversion with minimal filing requirements. The opportunity for a SIFT entity to apply these relieving provisions will only be available until the end of 2012. As of December 31, 2008, this legislation had not been enacted. The Explanatory notes also contained provisions to modify the Department of Finance’s previously announced normal growth guidelines to eliminate the staging of the safe harbour limits for each of 2009 and 2010. This means the cumulative unused safe harbour limit, based on market capitalization on October 31, 2006, is available to be used in a single year anytime from December 4, 2008 to the end of 2010.

Penn West currently has a significant tax pool base, estimated at $6.0 billion on December 31, 2008. Based on current commodity prices, Penn West forecasts it could use these pools to shelter its taxable income for a period after the effective date of the SIFT Tax. Distributions sheltered by tax pools are not immediately taxable to the Trust or to unitholders. These distributions represent a return of capital which results in an adjustment to a unitholder’s adjusted cost base of trust units. To the extent tax pools are insufficient to shelter distributions after 2010, the SIFT Tax would be payable and those distributions would be considered taxable dividends to unitholders taxed at a lower rate than current distributions of income as these distributions will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold Penn West units in a taxable account.

Our Board of Directors and management are continuously monitoring the impact of taxes on our business strategies. Penn West has a series of prospects which could be developed in the future in various stages. These opportunities include light oil, heavy oil, oil sands and natural gas conventional, enhanced recovery and resource plays. Current business plans are to evaluate the production, reserves potential and economics of developing this suite of prospects over the next two to four years under various price scenarios. The outcome of these evaluations will determine Penn West’s most appropriate future business model, however, there are no current plans to convert out of the trust model until at least 2011.

The SIFT Tax and the future business model determined to be appropriate for Penn West will affect the tax position of both Penn West and its unitholders including:

•                  If Penn West remains in the trust model after 2011, the distribution yield net of taxes to taxable Canadian investors will remain approximately the same; however, the after-tax distribution yield to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and to foreign investors will be reduced;

•                  A portion of Penn West’s funds flow after 2011 could be required for the payment of the SIFT Tax or corporate income tax (after its tax pools are consumed) as applicable, and would not be generally available for distribution or reinvestment;

•                  Penn West could convert to a corporate structure to facilitate investing a higher proportion of its funds flow in exploration and development projects and to capture the tax-free provisions available to convert out of the trust structure. Under the SIFT Conversion Rules there will be no adverse tax consequences due to a conversion to a corporation provided the conversion is completed prior to 2013. Such a conversion is dependent on the extent of Penn West’s success in developing various plays over the next two to four years. The business model in this case would be a hybrid model where moderate growth is targeted along with providing investors an income stream in the form of dividends. While such a dividend stream would be at a lower payout ratio than the current trust distributions, the tax paid on the dividends would be lower for certain investors;

•                  Penn West may determine that it is more economic to remain in the trust structure for a period of time after 2010, strive to shelter its taxable income using tax pools and pay all or a portion of its distributions on a return of capital basis which attracts no current tax. Such distributions would likely be at a lower payout ratio than prior to the SIFT Tax. Distributions subject to the SIFT tax would be taxed as dividends and would be subject to a lower tax rate to certain investors than current distributions.

The Trust continues to review corporate structures and alternatives which might serve to reduce the impact of the SIFT Tax on Penn West and its unitholders. The release of the November 28, 2008 rules on SIFT conversions to corporations clarifies certain taxation aspects of this analysis. While there can be no assurance that the negative effect of the SIFT Tax can be minimized or eliminated, Penn West and its tax advisors continue to work diligently on these issues.

Canetic Acquisition

On January 11, 2008, Penn West closed its acquisition of Canetic Resources Trust (“Canetic”) for a total acquisition cost of approximately $3.6 billion, funded through the issuance of approximately 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent to reflect normal equity issuance costs. The acquisition by Penn West was accounted for using the purchase method. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

Purchase price	(millions)
124.3 million Penn West trust units issued	$3,573
Transaction costs	22
$3,595

Allocation of purchase price
Property, plant and equipment	$4,979
Goodwill	1,348
Working capital deficiency	(274)
Bank debt	(1,443)
Convertible debentures	(261)
Risk management liability	(65)
Future income taxes	(511)
Asset retirement obligations	(178)
$3,595

Vault Acquisition

On January 10, 2008, Penn West closed its acquisition of Vault Energy Trust (“Vault”) for a total acquisition cost of approximately $164 million funded through the issuance of approximately 5.6 million trust units. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent to reflect normal equity issuance costs. The acquisition by Penn West was accounted for using the purchase method. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

Purchase price	(millions)
5.6 million Penn West trust units issued	$158
Transaction costs	6
$164

Allocation of purchase price
Property, plant and equipment	$346
Goodwill	20
Working capital	2
Future income taxes	47
Bank debt	(114)
Convertible debentures	(99)
Risk management liability	(2)
Asset retirement obligations	(36)
$164

Endev Acquisition

On July 22, 2008, the acquisition of Endev Energy Inc. (“Endev”) was successfully completed. Penn West issued approximately 3.6 million trust units for total consideration of $115 million and assumed approximately $45 million of debt and working capital. The acquisition was accomplished through a Plan of Arrangement wherein Endev shareholders received 0.041 of a Penn West trust unit for each Endev share.

Reece Acquisition

Subsequent to year-end, on March 10, 2009, Penn West entered into an arrangement agreement with Reece whereby Penn West intends to purchase all of the outstanding shares of Reece. The acquisition will be completed through a plan of arrangement whereby each share of Reece will be exchanged for 0.125 of a Penn West trust unit. The total acquisition cost is expected to be approximately $92 million, which includes approximately $40 million related to debt. As a result, Penn West anticipates reducing its 2009 development capital program by the debt assumed in the transaction. Additionally, the transaction is expected to add current production of approximately 2,100 barrels of oil equivalent per day in areas that complement Penn West’s existing operations.

Unitholder Value Measures

	Year ended December 31
	2008	2007	2006
Funds flow per unit	$6.75	$5.56	$5.86
Distributions per unit	$4.08	$4.08	$4.05
Ratio of year-end total long-term debt to annual funds flow	1.5	1.5	1.1

Penn West maintained a distribution of $0.34 per unit per month throughout 2008 and had continued that level since the rate was increased in February 2006. In 2009, the distribution level was decreased to $0.23 per unit per month effective with the January 2009 distribution paid in February and on March 26, 2009 a further reduction to $0.15 per unit was announced effective with the April 2009 distribution paid in May 2009, as a result of 2009 planned capital expenditures and 2009 forecasted commodity prices.

The total debt to trailing funds flow ratio remained at 1.5 in 2008 as a result of strong funds flow due to high commodity prices for the first nine months of the year.

Performance Indicators

	Year ended December 31
	2008	2007	2006
Recycle ratio (1)	1.9	1.1	0.7
Finding and development costs per boe – proved plus probable (2)	$24.57	$28.81	$61.22
Finding and development costs per boe – proved (3)	$31.94	$31.83	$57.11
Return on capital (4)	15%	4%	16%
Return on equity (5)	19%	4%	18%
Total assets (millions)	$15,412	$8,433	$8,070

(1)          Recycle ratio is calculated as the overall netback (excluding risk management impacts) per boe for the period divided by finding and development costs per boe.

(2)          Finding and development costs calculated on a proved plus probable basis and include the change in future development capital. The average finding and development costs for the last three years were $30.15 per boe.

(3)          Finding and development costs calculated on a proved basis and include the change in future development capital. The average finding and development costs for the last three years were $35.39 per boe.

(4)          Net income before financing charges divided by average unitholders’ equity and average total debt.

(5)          Net income divided by average unitholders’ equity.

The management and Board of Penn West evaluate the performance of the Trust based on three main categories; base operations, recycle ratio (netback divided by finding and development costs) and financial, business and strategic considerations.

Base operations includes our overall execution including production and operations, health, safety, environmental and regulatory. Financial and business strategy includes the execution and quality of our asset and corporate acquisitions, portfolio management of our asset base, the quality of initiating and executing financial transactions, balance sheet stewardship, and that our strategic decisions and direction are accretive to our overall goal of creating unitholder value. We define unitholder value as the relative return on investment to our unitholders.

In 2008, Penn West’s capital program, excluding corporate acquisitions, added a total of 58 million boe of proved plus probable reserves. Including all capital expenditures (except corporate acquisitions), our proved plus probable finding and development cost was $18.94 per boe before the change in future development costs (“FDC”) and $24.57 per boe after the change in FDC. Excluding risk management impacts, Penn West’s recycle ratio was 2.4 times before the change in FDC and 1.9 times after the change in FDC, which meets our targets. Various initiatives are under way to further improve our finding and development cost performance. Finding and development (“F&D”) costs are calculated in accordance with NI 51-101, including FDC, on both a Proved and Proved plus Probable basis. We also disclose for comparative purposes, F&D costs excluding FDC.

Penn West’s annual production levels were generally in line with guidance provided in our third quarter 2008 MD&A, however, we were disappointed with our production performance compared to earlier guidance. As a result, the Trust recently re-organized certain parts of its business, including the executive level, and certain business processes have been modified to address these issues.

Subsequent to the integrations of the Canetic, Vault and Endev acquisitions in 2008, Penn West initiated a portfolio approach to analyzing its asset base which currently includes most play types and active areas of the Western Canada Sedimentary Basin as well as a multi-million-acre land base. Areas of future focus under various commodity price and industry service cost scenarios have been developed. At the same time, areas for divestiture were also identified to free up capital for the focus areas. We actively marketed assets for sale through the fall of 2008 and realized proceeds from the sale of a portion of these assets of approximately $150 million. Additionally, in February 2009, Penn West entered into an agreement for the sale of gross overriding royalties for total proceeds of approximately $40 million which closed in March 2009.

During 2008, various initiatives were successfully executed to protect Penn West from the credit crisis and to further diversify its debt capital structure as discussed earlier in this MD&A.

In 2008, we continued our strong focus on Health and Safety demonstrated through our injury rate decline for employees and contractors of 15 percent and eight percent, respectively, compared to 2007. In addition, we maintained a regulatory compliance record of 83 percent in Alberta which was eight percent higher than the industry average, we maintained our Certificate of Recognition based on our external health and safety management system audit and continued our Platinum level of Performance in the CAPP Stewardship program. In the year, we were recognized for our leadership in environmental performance and named as one of fifteen companies to the TSX Carbon Disclosure Leadership Index. Penn West continues to be in the forefront of Carbon Capture and Storage and currently has three commercial and two pilot CO2-EOR projects.

RESULTS OF OPERATIONS

Production

	Three months ended December 31			Year ended December 31
Daily production	2008	2007	% change	2008	2007	% change
Light oil and NGL (bbls/d)	79,115	51,070	55	80,370	50,175	60
Heavy oil (bbls/d)	26,529	22,262	19	27,366	22,019	24
Natural gas (mmcf/d)	476	328	45	490	329	49
Total production (boe/d)	184,908	128,024	44	189,462	127,098	49

Production in the fourth quarter of 2008 declined from the 190,177 boe per day produced in the third quarter of 2008 primarily due to cold weather that occurred late in the year. Production in 2008 exceeded 2007 primarily due to the additional production from the Canetic and Vault acquisitions.

We strive to maintain an approximately balanced portfolio of liquids and natural gas production provided it is economic to do so. We believe an approximate balance helps to reduce exposure to price volatility that can affect a single commodity. In the fourth quarter of 2008, crude oil and NGL production averaged 105,644 barrels per day (57 percent of production) and natural gas production averaged 476 mmcf per day (43 percent of production).

We drilled 52 net wells with a success rate of 94 percent in the fourth quarter of 2008 compared to 43 net wells at a success rate of 99 percent in the same period of 2007.

Average Sales Prices

	Three months ended December 31			Year ended December 31
	2008	2007	% change	2008	2007	% change

Light oil and liquids (per bbl)	$53.72	$76.99	(30)	$91.30	$68.75	33
Risk management gain (loss) (per bbl) (1)	5.09	(3.87)	100	(11.89)	(0.97)	(100)
Light oil and liquids net (per bbl)	58.81	73.12	(20)	79.41	67.78	17

Heavy oil (per bbl)	38.67	48.69	(21)	74.55	45.26	65

Natural gas (per mcf)	7.03	6.34	11	8.43	6.85	23
Risk management gain (loss) (per mcf) (1)	0.37	0.20	85	(0.39)	0.17	(100)
Natural gas net (per mcf)	7.40	6.54	13	8.04	7.02	15

Weighted average (per boe)	46.79	55.44	(16)	71.65	52.73	36
Risk management gain (loss) (per boe) (1)	3.12	(1.02)	100	(6.05)	0.06	(100)
Weighted average net (per boe)	$49.91	$54.42	(8)	$65.60	$52.79	24

(1)          Realized component of risk management activities related to oil and natural gas prices, excluding the monetization of crude oil contracts completed in October 2008.

Netbacks

	Three months ended December 31			Year ended December 31
	2008	2007	% change	2008	2007	% change
Light oil and NGL (1)
Production (bbls/day)	79,115	51,070	55	80,370	50,175	60
Operating netback ($/bbl):
Sales price	$53.72	$76.99	(30)	$91.30	$68.75	33
Risk management (loss) gain (2)	5.09	(3.87)	100	(11.89)	(0.97)	(100)
Royalties	(9.24)	(13.24)	(30)	(15.46)	(11.94)	29
Operating costs	(18.16)	(15.55)	17	(16.94)	(15.29)	11
Netback	$31.41	$44.33	(29)	$47.01	$40.55	16
Heavy oil
Production (bbls/day)	26,529	22,262	19	27,366	22,019	24
Operating netback ($/bbl):
Sales price	$38.67	$48.69	(21)	$74.55	$45.26	65
Royalties	(5.80)	(7.18)	(19)	(11.09)	(6.79)	63
Operating costs	(14.04)	(12.32)	14	(13.37)	(12.18)	10
Transportation	(0.05)	(0.06)	(17)	(0.06)	(0.07)	(14)
Netback	$18.78	$29.13	(36)	$50.03	$26.22	91
Total liquids
Production (bbls/day)	105,644	73,332	44	107,736	72,194	49
Operating netback ($/bbl):
Sales price	$49.94	$68.40	(27)	$87.04	$61.59	41
Risk management (loss) gain (2)	3.81	(2.69)	100	(8.87)	(0.67)	100
Royalties	(8.37)	(11.40)	(27)	(14.35)	(10.37)	38
Operating costs	(17.12)	(14.57)	18	(16.03)	(14.34)	12
Transportation	(0.01)	(0.02)	(50)	(0.01)	(0.02)	(50)
Netback	$28.25	$39.72	(29)	$47.78	$36.19	32
Natural gas (3)
Production (mmcf/day)	476	328	45	490	329	49
Operating netback ($/mcf):
Sales price	$7.03	$6.34	11	$8.43	$6.85	23
Risk management (loss) gain (2)	0.37	0.20	85	(0.39)	0.17	(100)
Royalties	(1.60)	(1.34)	19	(1.84)	(1.48)	24
Operating costs	(1.34)	(1.17)	15	(1.23)	(1.12)	10
Transportation	(0.19)	(0.21)	(10)	(0.19)	(0.20)	(5)
Netback	$4.27	$3.82	12	$4.78	$4.22	13
Combined totals
Production (boe/day)	184,908	128,024	44	189,462	127,098	49
Operating netback ($/boe):
Sales price	$46.79	$55.44	(16)	$71.65	$52.73	36
Risk management (loss) gain (2)	3.12	(1.02)	100	(6.05)	0.06	(100)
Royalties	(8.89)	(9.97)	(11)	(12.95)	(9.72)	33
Operating costs	(13.22)	(11.35)	16	(12.31)	(11.04)	12
Transportation	(0.49)	(0.56)	(13)	(0.49)	(0.52)	(6)
Netback	$27.31	$32.54	(16)	$39.85	$31.51	26

(1)          Light oil and NGL revenues for the year ended December 31, 2008 includes $23 million in sulphur and other revenue and the $18 million provision against the SemGroup receivable is not included in the netback calculation. The $123 million received in October 2008 from the monetization of a portion of the crude oil collars is excluded from the netback calculations.

(2)          Gross revenues include realized gains and losses on commodity contracts.

(3)          Gas revenue includes a $5 million adjustment relating to the final business interruption insurance settlement in 2008 pertaining to the Wildboy fire.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Year ended December 31
(millions)	2008	2007	2006
Light oil and NGL (1)	$2,465	$1,241	$923
Heavy Oil	747	364	327
Natural Gas (2)	1,439	857	851
Gross revenues (3)	$4,651	$2,462	$2,101

(1)          Light oil and NGL revenues for the year ended December 31, 2008 includes $123 million relating to the monetization of a portion of the crude oil collars, $23 million in sulphur and other revenue and the $18 million provision against the SemGroup receivable is not included in the netback calculation.

(2)          Gas revenue includes a $5 million adjustment relating to the final business interruption insurance settlement in 2008 pertaining to the Wildboy fire.

(3)   Gross revenues include realized gains and losses on commodity contracts.

The increase in revenue for 2008 over the comparative periods was the result of higher production volumes from the Canetic and Vault acquisitions and higher commodity prices compared to 2007. Light oil and liquid prices were 33 percent higher; natural gas prices were 23 percent higher and heavy oil prices were 65 percent higher than 2007.

Fourth quarter revenues declined compared to prior quarters in 2008 as a result of the significant weakening of energy prices. The decline was partially offset by gains on our commodity contracts and a weakening of the Canadian dollar relative to the U.S. dollar.

Reconciliation of increases in Production Revenues

(millions)
Gross revenues – January 1 – December 31, 2007	$2,462
Increase in light oil and NGL production	752
Increase in light oil and NGL prices (including realized risk management)	471
Increase in heavy oil production	90
Increase in heavy oil prices	294
Increase in natural gas production	416
Increase in natural gas prices (including realized risk management)	166
Gross revenues – January 1 – December 31, 2008	$4,651

Royalties

	Year ended December 31
	2008	2007	2006
Royalties (millions)	$898	$451	$388
Average royalty rate (1)	18%	18%	18%
Per boe	$12.95	$9.72	$9.46

(1)          Excludes effects of risk management activities.

Royalties have increased year over year as a result of higher revenues from increased commodity prices and increased production volumes.

The average royalty rate in the fourth quarter of 2008 increased slightly in comparison to the fourth quarter of 2007 as a result of stable natural gas prices and significantly lower oil prices. Natural gas royalty rates are generally higher than oil, leading to a proportionately higher overall royalty rate.

Expenses

	Year ended December 31
(millions)	2008	2007	2006
Operating	$854	$512	$426
Transportation	34	24	24
Financing	204	93	49
Unit-based compensation	$45	$21	$11

	Year ended December 31
(per boe)	2008	2007	2006
Operating	$12.31	$11.04	$10.39
Transportation	0.49	0.52	0.60
Financing	2.94	2.00	1.20
Unit-based compensation	$0.65	$0.44	$0.27

Operating

Penn West continues to concentrate on optimization and cost reduction strategies. Throughout 2008, upward pressure was placed on operating costs as a result of the high industry activity levels driven by the high commodity price environment experienced during the first nine months of the year. We experienced higher trucking, electricity and industry service costs in 2008. We expect operating costs to flatten in 2009 in response to both our initiatives and reduced industry activity resulting from lower energy prices.

A realized gain of $6 million (2007 - $11 million) on electricity contracts has been included in operating costs.

Financing

Penn West Petroleum Ltd. (“the Company”) has unsecured, revolving, syndicated bank facilities with an aggregate borrowing limit of $4.0 billion. The facilities consist of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

On July 31, 2008, the Company issued £57 million of senior unsecured notes (the “UK Notes”) through a private placement in the United Kingdom maturing in 2018 and bearing interest at 7.78 percent. In conjunction with the issue of these notes, the Company entered into contracts to fix the principal and interest payments at approximately $114 million bearing interest in Canadian dollars at 6.95 percent. The Company used the proceeds to repay advances on its syndicated bank facility.

On May 29, 2008, the Company issued senior unsecured notes (the “2008 Notes”) with an aggregate principal amount of US$480 million plus CAD$30 million through a private placement. The 2008 Notes have terms of eight to 12 years and bear interest at fixed rates between 6.12 percent and 6.40 percent with an average rate of approximately 6.25 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

On May 31, 2007, the Company issued US$475 million of senior private notes (the “2007 Notes”). The interest rates on the 2007 Notes are fixed at 5.68 percent to 6.05 percent for terms of eight years to 15 years with an average interest rate of 5.80 percent. During September 2007, the Company entered into foreign exchange contracts to fix the repayment (in Canadian dollars) on US$250 million at an exchange rate of approximately one Canadian dollar equals one U.S. dollar.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. At December 31, 2008, no units had been issued under the facility.

On February 5, 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at $14.10 per trust unit. The total gross proceeds raised of approximately $250 million ($238 million net) were used to repay a portion of our bank facility.

At December 31, 2008, the Company had the following interest rate swaps outstanding:

Trade Date	Termination Date	Term	Nominal Amount (millions)	Fixed Rate (percent)
November 2007	November 2010	3 – years	$100	4.26
June 2008	June 2010	2 – years	$100	3.68
June 2008	June 2011	3 – years	$100	3.82
August 2008	August 2010	2 – years	$150	3.10
August 2008	August 2011	3 – years	$200	3.30
November 2008	November 2010	2 – years	$250	2.27
December 2008	December 2011	3 – years	$500	1.61

The interest rates on the balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term, floating interest rate debt instruments. As at December 31, 2008, 28 percent (2007 — 65 percent) of our long-term debt instruments were exposed to changes in short-term interest rates and 72 percent (2007 — 35 percent) of our long-term debt instruments contained fixed interest rates (including the effects of interest rate swaps).

Financing costs including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures were $53 million for the fourth quarter of 2008 (2007 - $27 million) and $204 million for the year ended December 31, 2008 (2007 - $93 million). The increases were due to the rise in the average loan balance from the assumption of approximately $1.6 billion of bank debt and $360 million of convertible debentures on the Canetic and Vault acquisitions, and the higher interest rates on the 2008 Notes and the UK Notes. The senior notes contain higher fixed interest rates than the Company was subject to under its syndicated bank facilities using short-term money market instruments. Penn West believes the long-term nature and the fixed interest rates inherent in the senior notes are favorable for a portion of its debt capital structure.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. Penn West recorded unit-based compensation expense of $45 million for the year ended December 31, 2008, of which $11 million was charged to operating expense and $34 million was charged to general and administrative expense (2007 - $21 million, $6 million and $15 million respectively).The charge increased in 2008 compared to 2007 due to the trust unit rights granted to employees retained from the Canetic and Vault acquisitions in January 2008.

General and Administrative Expenses (“G&A”)

	Year ended December 31
	2008	2007	2006
Gross (millions)	$195	$83	$62
Per boe	2.81	1.80	1.51
Net (millions)	124	50	36
Per boe	$1.80	$1.10	$0.88

Increases in 2008 are primarily related to additional staffing levels and activities as a result of the Canetic and Vault acquisitions completed in January. Historically, Canetic had a higher administrative cost per boe in comparison to Penn West, which has contributed to the increase in 2008.

During the fourth quarter of 2008, to streamline administrative functions, Penn West implemented plans to restructure its internal operations. As a result of this reorganization, a charge of $6 million was included in G&A for the fourth quarter of 2008 related to the severance of certain administrative and operating staff.

Depletion, Depreciation and Accretion (“DD&A”)

	Year ended December 31
(millions, except per boe amounts)	2008	2007	2006
Depletion of oil and natural gas assets	$1,556	$868	$635
Accretion of asset retirement obligation	38	29	20
Total DD&A	$1,594	$897	$655
DD&A expense per boe	$22.98	$19.33	$15.96

Penn West accounts for its corporate acquisitions using the purchase method, where the purchase price is allocated to the fair value of net identifiable assets acquired. The Canetic and Vault (2006 — Petrofund) purchase price allocations to oil and natural gas assets, at fair value, increased our consolidated depletion base per boe.

Taxes

	Year ended December 31
(millions)	2008	2007	2006
Future income tax expense (reduction)	$135	$75	$(106)

The future income tax expense for the year ended December 31, 2008 includes a charge of approximately $198 million related to unrealized risk management gains. The future income tax expense for the year ended December 31, 2007 included a $326 million charge due to substantive enactment of the SIFT tax legislation during that period.

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate income taxes in the operating entities. The Trust in turn eliminates its taxable income by paying distributions to unitholders. Under the SIFT legislation, such amounts transferred to the Trust could be taxable to the Trust beginning in 2011 as distributions will no longer be deductible by the Trust for income tax purposes. At that time, Penn West could claim its tax pools to reduce income at the Trust level and pay all or a portion of its distributions on a return of capital basis. Such distributions would not be immediately taxable to investors: they would generally reduce the adjusted cost base of units held by investors; however, such distributions would likely be at a lower payout ratio.

The SIFT Tax legislation is not currently expected to directly affect our funds flow levels and distribution policies until 2011 at the earliest.

The estimate of future income taxes is based on the current tax status of the Trust. Future events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled. As a result, future changes to the tax legislation could lead to a material change in the recorded amount of future income taxes.

Tax Pools

	As at December 31
(millions)	2008	2007	2006
Undepreciated capital cost (UCC)	$1,152	$826	$788
Canadian oil and gas property expense (COGPE)	2,294	1,309	1,091
Canadian development expense (CDE)	1,061	414	429
Non-capital losses	1,465	697	106
Total tax pools	$5,972	$3,246	$2,414

The increase in the 2008 tax pools reflects current year corporate acquisitions in addition to drilling and development activities. The tax pool figures are net of income deferred in operating partnerships.

Foreign Exchange

The Trust recorded an unrealized foreign exchange loss of $139 million for the fourth quarter of 2008 (2007 - $1 million gain) and $203 million for the year ended December 31, 2008 (2007 - $38 million gain) to translate the U.S. and UK notes to Canadian dollars at the exchange rates in effect on the balance sheet date. No realized gains or losses will be recorded on these contracts until settlement.

Funds Flow and Net Income

	Three months ended December 31			Year ended December 31
	2008	2007	% change	2008	2007	% change
Funds flow (1) (millions)	$490	$349	40	$2,537	$1,332	90
Basic per unit	1.27	1.44	(12)	6.75	5.56	21
Diluted per unit	1.26	1.43	(12)	6.66	5.51	21

Net income (millions)	404	127	218	1,221	175	598
Basic per unit	1.05	0.53	98	3.25	0.73	345
Diluted per unit	$1.04	$0.52	100	$3.22	$0.73	341

(1) Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

Funds flow realized in 2008 increased to record levels due to increased product prices and higher production volumes partially offset by higher operating and financing costs.

The significant increase in net income in 2008 compared to 2007 was due to stronger commodity prices, increased production and the SIFT tax charge in the second quarter of 2007. This was partially offset by higher depletion, operating and financing costs.

Net income in the fourth quarter of 2008 increased from the comparative 2007 period primarily due to realized and unrealized risk management gains.

	Year ended December 31
	2008		2007		2006
	per boe	%	per boe	%	per boe	%
Oil and natural gas revenues (1)	$67.06	100	$53.08	100	$51.22	100
Net royalties	(12.95)	(19)	(9.72)	(18)	(9.46)	(19)
Operating expenses (2)	(12.31)	(18)	(11.04)	(21)	(10.39)	(20)
Transportation	(0.49)	(1)	(0.52)	(1)	(0.60)	(1)
Net operating income	41.31	62	31.80	60	30.77	60
General and administrative expenses	(1.80)	(3)	(1.10)	(2)	(0.88)	(2)
Financing	(2.94)	(4)	(2.00)	(4)	(1.20)	(2)
Funds flow	36.57	55	28.70	54	28.69	56
Unrealized foreign exchange gain (loss)	(2.92)	(5)	0.82	1	—	—
Unit-based compensation	(0.65)	(1)	(0.44)	(1)	(0.27)	—
Risk management activities (3)	9.53	14	(4.35)	(8)	1.18	2
Depletion, depreciation and accretion	(22.98)	(34)	(19.33)	(36)	(15.96)	(31)
Future income taxes	(1.95)	(3)	(1.63)	(3)	2.59	5
Net income	$17.60	26	$3.77	7	$16.23	32

(1) Gross revenues include realized gains and losses on commodity contracts.
(2) Operating expenses include realized gains on electricity swaps.

(3) Risk management activities relate to the unrealized gain and losses on derivative instruments.

Goodwill

	Year ended December 31
(millions)	2008	2007
Balance, beginning of year	$652	$652
Canetic acquisition	1,348	—
Vault acquisition	20	—
Balance, end of year	$2,020	$652

The goodwill impairment test consists of two parts. Under part 1, if the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at December 31, 2008, due to the widespread decline in equity markets, Penn West proceeded to part 2 of the test where a reporting entity is required to calculate a purchase equation on its assets and liabilities at fair value on the balance sheet date. Under part 2, an equity control premium of 20 percent was used and the fair value of property, plant and equipment was estimated using forward strip commodity prices at year-end escalated at two percent per year subsequent to the end of available market data and a discount rate of 15 percent. Penn West determined there was no goodwill impairment at December 31, 2008; however, further declines in the equity markets since year-end increase the potential of an impairment charge in the future.

A one percent change in the assumed control premium and a one percent change in the assumed discount rate applied to estimated cash flows change the fair value of Penn West by approximately $55 million and $350 million, respectively.

Capital Expenditures

	Three months ended December 31		Year ended December 31
(millions)	2008	2007	2008	2007
Property acquisitions (dispositions), net	$(56)	$20	$(50)	$422
Land acquisition and retention	10	—	128	30
Drilling and completions	174	96	509	367
Facilities and well equipping	150	73	398	254
Geological and geophysical	2	—	13	10
CO2 pilot costs	2	10	29	20
Corporate	6	11	18	16
Capital expenditures	288	210	1,045	1,119

Canetic acquisition	—	—	4,979	—
Vault acquisition	—	—	346	—
Endev acquisition	—	—	200	—
Other acquisitions	—	—	—	21
Business combinations	—	—	5,525	21

Total expenditures	$288	$210	$6,570	$1,140

We drilled 52 net wells in the fourth quarter of 2008, resulting in 34 net oil wells, 11 net natural gas wells and 4 stratigraphic wells, with a success rate of 94 percent. During the quarter, our drilling activities were concentrated in our Light and Heavy oil areas.

During 2008, we drilled a total of 288 net wells, resulting in 136 net oil wells, 103 net natural gas wells and 38 stratigraphic wells, with a success rate of 96 percent. The expenditures on land acquisition and retention reflect activity to increase our acreage in areas conducive to our resource play strategies.

For the year ended December 31, 2008, $11 million (2007 – $5 million) was capitalized for future income taxes to reflect acquisitions with a tax basis differing from the purchase price and $25 million (2007 - $97 million) was capitalized for additions to asset retirement obligations to reflect the additional retirement obligations from both capital programs and net property acquisitions.

CO2 pilot costs represent capital expenditures related to the Pembina and South Swan Hills CO2 pilot projects, including the cost of injectants, for which no incremental reserves have been booked.

Business Risks

The disclosures under this heading, in conjunction with Note 13 to the audited consolidated financial statements, are incorporated into and are an integral part of, the audited consolidated financial statements.

We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency risk and environmental and climate change risk. From time to time, we attempt to mitigate our exposure to these risks by using financial instruments and by other means.

Commodity Price Risk

Commodity price fluctuations are among the Trust’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Oil prices, North American natural gas supply and demand fundamentals including weather, storage levels and LNG imports, influence natural gas prices. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent for one additional year thereafter.

For a summary of outstanding oil and natural gas contracts, please refer to “Financial Instruments” later in this MD&A and to Note 13 to our audited consolidated financial statements.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to or denominated directly in U.S. dollars, thus realized oil prices are impacted by U.S. to Canadian dollar exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates in addition to the use of U.S. dollar denominated borrowings and related interest expense.

In September 2007, we entered into foreign exchange contracts to fix the foreign exchange rate on the future repayment of US$250 million of U.S. dollar denominated private notes at an exchange rate of approximately one Canadian dollar equals one U.S. dollar. In July 2008, the Company entered into contracts to swap the principal amount of the UK Notes at a rate of $2.0075 per British pound or to a Canadian dollar equivalent amount of approximately $114 million, bearing interest in Canadian dollars at 6.95 percent. At December 31, 2008, we had U.S. dollar denominated debt with a face value of US$705 million outstanding on which the repayment of the principal amount in Canadian dollars is not fixed.

In the fourth quarter of 2008, Penn West entered foreign exchange contracts to swap US$720 million of U.S. dollar revenue for 2009 to Canadian dollars at an average rate of one U.S. dollar equals 1.25 Canadian dollars to fix the floor price of our U.S. dollar denominated oil collars at approximately $100 Canadian per barrel. Subsequent to year-end, Penn West entered into an additional US$143 million of foreign exchange contracts to fix the remainder of the 2009 floor proceeds at an average rate of one U.S. dollar equals 1.22 Canadian dollars.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. Our receivables are principally with customers in the oil and natural gas industry and are subject to normal industry credit risk. For oil and natural gas sales and financial derivatives, Penn West follows a counterparty risk procedure whereby each is reviewed on a regular basis and assigned a credit limit and is requested to provide security if deemed necessary. Penn West normally transacts with counterparties who are members of our banking syndicate or who have investment grade ratings. Due to the increasing uncertainty in current financial markets, Penn West monitors credit events related to all counterparties and reassesses credit exposures on a regular basis. As necessary, Penn West records provisions for credit related risks.

As at December 31, 2008, the maximum exposure to credit risk was $834 million (December 31, 2007 - $277 million) being the carrying value of the accounts receivable and risk management assets. Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited.

On July 22, 2008, one of Penn West’s minor oil marketing counterparties, SemGroup LP (“SemGroup”) entered creditor protection. Penn West sold oil to subsidiary companies of SemGroup in both Canada (SemCanada Crude Company) and the U.S. (SemCrude LP). Deliveries in Canada subsequent to July 22, 2008 and in the U.S. subsequent to August 1, 2008 are on a prepaid basis. In accordance with our credit policies, Penn West had requested and received a $20 million parental guarantee from SemGroup. After reviewing the facts and sequence of events in this case, Penn West management has concluded that these events could not have been detected earlier by a standard credit risk program. During the third quarter of 2008, Penn West recorded an $18 million provision to write-off its entire receivable from SemGroup.

Interest Rate Risk

We currently maintain a portion of our debt capital in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which have, for a number of years, been lower than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. For further details on these financial instruments, please refer to the Financing section of this MD&A.

The 2007 Notes, totalling US$475 million, bear fixed interest rates at an average rate of approximately 5.80 percent with an average term of 10.1 years subsequent to May 31, 2007. The 2008 Notes, which total US$480 million plus CAD$30 million, bear fixed interest rates at an average of approximately 6.25 percent with an average term of 9.6 years subsequent to May 29, 2008. The UK Notes, totalling £57 million, have a fixed interest rate of approximately 7.78 percent for a term of 10 years. The Company entered into contracts to fix the principal and interest of the UK Notes at approximately $114 million bearing interest in Canadian dollars at 6.95 percent.

Liquidity Risk

Liquidity risk is the risk that Penn West is unable to meet its financial liabilities as they come due. Management utilizes a long-term financial and capital forecasting program that includes continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of minimum levels of cash flow from operating activities. Additional information on specific instruments is discussed below in the “Liquidity and Capital Resources” section and in Note 6 to the audited consolidated financial statements.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at December 31, 2008:

(millions)	2009	2010	2011	2012	2013	Thereafter
Bank debt	$—	$—	$2,561	$—	$—	$—
Senior unsecured notes	—	—	—	—	—	1,293
Convertible debentures	7	34	255	—	—	—
Accounts payable	630	—	—	—	—	—
Distributions payable	132	—	—	—	—	—
Total	$769	$34	$2,816	$—	$—	$1,293

Environmental and Climate Change Risk

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

Penn West is dedicated to reducing the environmental impact from our operations through our environmental program which includes resource conservation, stakeholder communication, CO2 sequestration and site abandonment/reclamation. We fully understand our responsibilities of reducing the environmental impact from our operations and are committed to protecting the areas in which we operate.

Liquidity and Capital Resources

Capitalization

	As at December 31
	2008		2007		2006
(millions)		%		%		%
Trust units issued, at market	$5,245	56	$6,270	74	$8,435	86
Long-term debt	3,854	41	1,943	23	1,285	13
Convertible debentures – long term	289	3	—	—	—	—
Working capital (surplus) deficiency	(39)	—	221	3	86	1
Total enterprise value	$9,349	100	$8,434	100	$9,806	100

During 2008, we paid total distributions, including those funded by the distribution reinvestment plan, of $1,500 million compared to distributions of $976 million for the comparable period in 2007. This increase was primarily due to approximately 124.3 million, 5.6 million and 3.6 million additional trust units issued to acquire Canetic and Vault in January 2008 as well as Endev in July 2008, respectively.

Long-term debt excluding convertible debentures at December 31, 2008 was $3,854 million, compared to $1,943 million at December 31, 2007. The increase was mainly due to debt of $1,443 million assumed in the Canetic acquisition and $114 million assumed in the Vault acquisition.

The working capital deficiency has declined from December 31, 2007 primarily due to the reduction in the current portion of the risk management liability.

The Company has unsecured, revolving, syndicated bank facilities totalling $4.0 billion with $2.6 billion drawn at year-end 2008 and senior unsecured notes of $1.3 billion. For further details on these debt instruments, please refer to the Financing section of this MD&A.

Over the past year, our Board and management team have closely monitored the credit issues occurring in the U.S. and other financial markets. As a result, Penn West has taken a number of actions to minimize these credit impacts, which include the new syndicated bank facility, long-term private notes, an “at-the-market distribution” facility and the issuance of equity. Additionally, we have an active risk management program to limit our exposure to credit risk and maintain close relationships with our bank syndicate members to monitor credit market developments. These actions aim to increase the likelihood of maintaining our capital and distribution programs and continuing our business strategies.

On December 31, 2008, the Company was in compliance with all of the financial covenants which include the following:

	Limit	December 31, 2008
Senior debt to pro forma EBITDA (1) (5)	Less than 3:1	1.4
Total debt (6) to pro forma EBITDA (1) (5)	Less than 4:1	1.4
Senior debt to capitalization (1)	Less than 50 percent	31%
Total debt (6) to capitalization (3) (4)	Less than 55 percent	31%
Total debt (7) to capitalization (2)	Less than 55 percent	33%
Total debt (6) to pro forma EBITDA (3) (4) (5)	Less than 400 percent	141%
Priority debt to consolidated tangible assets (2) (3) (4)	Less than 15 percent	—

(1)          Covenant pursuant to the syndicated bank facility.

(2)          Covenant pursuant to the 2007 Notes.

(3)          Covenant pursuant to the 2008 Notes.

(4)          Covenant pursuant to the UK Notes.

(5)          Pro forma EBITDA includes Penn West, Canetic, Vault, Endev and Titan Exploration Ltd. (“Titan”, the acquisition of which was completed 100 percent by Canetic on January 10, 2008) and certain property transactions closing in the pro forma period.

(6)          Total debt as defined in the 2008 Notes, UK Notes and the syndicated bank facility agreements, which include convertible debentures that do not meet the requirement for equity classification in these agreements.

(7)          Total debt as defined in the 2007 Note agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.

The 2008 Notes and the UK Notes contain change of control provisions requiring that if a change in control occurs, the Company may be required to offer to prepay the 2008 Notes and the UK Notes at par, which the holders of the 2008 Notes and the UK Notes have the right to refuse.

Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Penn West has never declared such a distribution and, at the current time, forecasts that such a special distribution will not be required for 2009.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

Convertible Debentures

Penn West assumed the following convertible debentures through the Canetic acquisition, which closed on January 11, 2008 and the Vault acquisition, which closed on January 10, 2008. During the fourth quarter of 2008, PWT.DB.C debentures with a face value of $32 million (2007 - $nil) were redeemed by debenture holders and settled in cash.

During 2008, changes to convertible debentures were as follows:

(millions)	Balance, Dec. 31, 2007	Acquired	Converted	Redeemed	Matured	Balance, Dec. 31, 2008
9.4% PWT.DB.A	$—	$6	$(1)	$—	$(5)	$—
8.0% PWT.DB.B	—	8	(1)	—	—	7
8.0% PWT.DB.C	—	49	(1)	(32)	—	16
6.5% PWT.DB.D	—	18	—	—	—	18
7.2% PWT.DB.E	—	50	—	(24)	—	26
6.5% PWT.DB.F	—	229	—	—	—	229
Total	$—	$360	$(3)	$(56)	$(5)	$296

At December 31, 2008, the balance of our convertible debentures outstanding was as follows:

Description of security	Outstanding (millions)	Maturity date	Conversion price (per unit)	Redemption prices (per $ 1,000 face value)
PWT.DB.B 8.0% Convertible extendible	$7	Aug. 31, 2009	$30.21	$1,025 Aug. 31, 2008 to maturity
PWT.DB.C 8.0% Convertible (1)	16	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 – Jun. 29, 2009 $1,025 Jun. 30, 2009 to maturity
PWT.DB.D 6.5% Convertible extendible	18	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 – Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
PWT.DB.E 7.2% Convertible	26	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
PWT.DB.F 6.5% Convertible extendible	229	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity
Total	$296

(1)   Series redeemable at the debenture holder’s option.

Standardized Distributable Cash

	Three months ended December 31		Year ended December 31
(millions, except per unit amounts and ratios)	2008	2007	2008	2007
Cash flow from operating activities	$602	$312	$2,256	$1,242
Productive capacity maintenance (1)	(344)	(190)	(1,095)	(697)
Standardized distributable cash	258	122	1,161	545
Proceeds from the issue of trust units (2)	53	49	246	163
Debt and working capital changes	82	76	143	269
Cash distributions declared	$393	$247	$1,550	$977
Accumulated cash distributions, beginning	3,267	1,863	2,110	1,133
Accumulated cash distributions, ending	$3,660	$2,110	$3,660	$2,110

Standardized distributable cash per unit, basic	0.67	0.50	3.09	2.27
Standardized distributable cash per unit, diluted	0.66	0.50	3.03	2.25
Standardized distributable cash payout ratio (3)	1.52	2.05	1.34	1.80

Distributions declared per unit	$1.02	$1.02	$4.08	$4.08
Net income as a percentage of cash distributions declared	103%	51%	79%	18%
Cash flows from operating activities as a percentage of cash distributions declared	153%	126%	146%	127%

(1)     Please refer to our discussion of productive capacity maintenance below.

(2)               Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust Unit Savings Plan.

(3)     Represents cash distributions declared divided by standardized distributable cash.

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We initially budget our capital programs at approximately 50-60 percent of annual forecast funds flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions, decrease or reallocate our leverage or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of funds flow, capital efficiency and debt levels. In January 2009, as a result of current market conditions and the low commodity price environment, we reduced our 2009 capital program and distribution level and closed the issuance of equity in February 2009.

Productive capacity maintenance is the amount of capital funds required in a period for an enterprise to maintain future cash flow from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 50-60 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, oil sands project, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels. Distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

(millions, except ratios)	To December 31, 2008
Cumulative standardized distributable cash from operations (1)	$2,724
Issue of trust units	536
Debt and working capital changes	400
Cumulative cash distributions declared (1)	$3,660

Standardized distributable cash payout ratio (2)	1.34

(1)     Subsequent to the trust conversion on May 31, 2005.

(2)     Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

Financial Instruments

Penn West had the following financial instruments outstanding as at December 31, 2008. Fair values are determined using external counterparty information, which is compared to observable market data.

	Notional volume	Remaining term	Pricing	Market value

Crude oil
WTI Swaps	500 bbls/d	Jan/09 – Dec/09	US$72.68/bbl	$3
WTI Collars	30,000 bbls/d	Jan/09 – Dec/09	US$80.00 to $110.21/bbl	369

Natural gas
AECO Collars	170,000 GJ/d	Jan/09 – Mar/09	$7.38 to $9.76/GJ	22
AECO Collars	100,000 GJ/d	Apr/09 – Oct/09	$8.25 to $12.37/GJ	50

Electricity swaps
Alberta Power Pool Swaps	50 MW	Jan/09 – Dec/10	$77.82/MWh	2

Interest rate swaps
	$100	Jan/09 – Nov/10	4.26%	(6)
	$100	Jan/09 – Jun/10	3.68%	(4)
	$100	Jan/09 – Jun/11	3.82%	(7)
	$150	Jan/09 – Aug/10	3.10%	(5)
	$200	Jan/09 – Aug/11	3.30%	(11)
	$250	Jan/09 – Nov/10	2.27%	(5)
	$500	Jan/09 – Dec/11	1.61%	(5)

Foreign exchange forwards
1-year term	US$720	Jan/09 – Dec/09	1.24875 CAD/USD	23
8-year term	US$80	2015	1.01027 CAD/USD	12
10-year term	US$80	2017	1.00016 CAD/USD	12
12-year term	US$70	2019	0.99124 CAD/USD	11
15-year term	US$20	2022	0.98740 CAD/USD	3

Cross currency / interest rate swaps
10-year term	£57	2018	2.0075 CAD/GBP	(22)
			6.95%
Total				$442

In October 2008, Penn West received approximately $123 million in cash as a result of monetizing a portion of crude oil financial contracts. This included lowering the floor on its 2009 WTI collars from US$85.00 per barrel to US$80.00 per barrel as well as monetizing all 2010 WTI collars. The proceeds were used to repay advances on our syndicated credit facility.

Subsequent to year-end, in March 2009, Penn West restructured its natural gas collars by reducing the floor price on its April 2009 to October 2009 natural gas collars and entered into new collars for the latter part of 2009 and throughout 2010. In addition, Penn West entered into WTI costless collars of 15,000 barrels per day for 2010. The new financial instruments are as follows:

	Notional volume	Remaining term	Pricing
Natural Gas
AECO Collars	100,000 GJ/d	Apr/09 – Oct/09	$6.50 to $12.37/GJ
AECO Collars	63,000 GJ/d	Nov/09 – Oct/10	$6.50 to $9.50/GJ
Crude Oil
WTI Collars	15,000 bbls/d	Jan/10 – Dec/10	US$51.93 to $68.30/bbl

Please refer to Penn West’s website at www.pennwest.com for details of all financial instruments currently outstanding.

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at March 26, 2009 for production and net capital expenditures for 2009 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under “Forward-Looking Statements”.

We forecast our 2009 capital expenditures at approximately $600 million to $825 million, and based on the current commodity price outlook, particularly for natural gas, we currently expect to be near the lower end of our guidance range. Development capital spending will be reduced by $40 million, the amount of debt we expect to assume on the proposed Reece acquisition announced on March 10, 2009. The reduction of our planned capital program in 2009 compared to 2008 reflects the current volatility in financial and commodity markets. In the first half of 2009, we anticipate spending between $250 million and $325 million based on current commodity price levels and industry costs. Our spending is limited in the first half as we expect industry service and other costs to decline and become more consistent with the current commodity price environment as we move through 2009. The 2009 capital program will be focused on low cost production recovery and additions through optimization and will continue the advancement of certain of our enhanced oil recovery projects and resource plays. Based on this level of capital expenditures, we forecast average production in the first half of 2009 to be approximately 180,000 boe per day prior to the effect of property dispositions.

Our prior forecast, released on February 18, 2009 with our fourth quarter 2008 results and filed on SEDAR at www.sedar.com, was based on 2009 capital expenditures (excluding corporate acquisitions) between $600 million and $825 million. Our guidance has been updated as a result of the debt anticipated to be assumed in the Reece acquisition.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on reported financial results for the next 12 months, including risk management impacts, are based on forecasted results as discussed in our Outlook.

		Impact on funds flow
Change of:	Change	$ millions	$/unit
Price per barrel of liquids	$1.00	19	0.05
Liquids production	1,000 bbls/day	9	0.02
Price per mcf of natural gas	$0.10	9	0.02
Natural gas production	10 mmcf/day	12	0.03
Effective interest rate	1%	9	0.02
Exchange rate ($US per $CAD)	$0.01	31	0.08

Based on December 31, 2008 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management gain by $12 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management gain by $3 million.

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$—	$—	$2,561	$—	$—	$1,293
Transportation	24	13	7	1	—	—
Transportation ($US)	4	4	4	4	4	7
Power infrastructure	19	7	7	7	7	4
Drilling rigs	12	5	—	—	—	—
Purchase obligations (1)	13	13	13	13	13	29
Interest obligations	156	155	97	80	80	311
Office lease (2)	$28	$56	$71	$68	$67	$616

(1)               These amounts represent estimated commitments of $73 million for CO2 purchases and $21 million for processing fees related to interests in the Weyburn Unit.

(2)     Future office lease commitments will be reduced by sublease recoveries totalling $387 million.

Our syndicated credit facility expires on January 11, 2011. If we are not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans. In addition, we have US$475 million of fixed-term notes expiring between 2015 and 2022, US$480 million and CAD$30 million of fixed-term notes expiring between 2016 and 2020 and £57 million (swapped to approximately CAD$114 million) of fixed-term notes expiring in 2018. As we strive to maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facility on acceptable terms.

Convertible debentures with an aggregate principal amount of $296 million (2007 - $nil) outstanding on December 31, 2008, and a significant portion of the interest payable on convertible debentures may, at the option of the Trust, be settled by the issuance of trust units. As at March 26, 2009, convertible debentures with an aggregate principal amount of $290 million were outstanding. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of this MD&A and Note 7 to the audited consolidated financial statements.

Equity Instruments

Trust units issued:
As at December 31, 2008	386,504,586
Issuance of trust units	17,731,000
Issued pursuant to distribution reinvestment plan	3,056,359
Issued to employee retirement savings plan	723,608
Issued on redemption of convertible debentures	217,151
Issued on exercise of trust unit rights	16,600
As at March 26, 2009	408,249,304

Trust unit rights outstanding:
As at December 31, 2008	25,818,380
Granted	1,186,010
Exercised	(16,600)
Forfeited	(1,096,665)
As at March 26, 2009	25,891,125

Disclosure Controls and Procedures

As of December 31, 2008, an internal evaluation was carried out under the supervision of our Chief Executive Officer (the “CEO”) and Executive Vice President and Chief Financial Officer (the “CFO”) of the effectiveness of the Trust’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the CEO and the CFO concluded that as of December 31, 2008 the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports that the Trust files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to the Trust’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Control over Financial Reporting

We have a team of qualified and experienced staff who continue to maintain our compliance with the applicable regulations regarding internal control over financial reporting (“ICOFR”). As we are listed in both Canada and the United States, the recent changes in Canada to remove the requirement for auditor attestation and have CEO/CFO certification of the effective operation of internal control over financial reporting for 2008 has not affected us. We became a registrant under the U.S. Securities Exchange Act of 1934 and listed our trust units on the New York Stock Exchange in June 2006. As of December 31, 2008, an internal evaluation was carried out under the supervision of our CEO and CFO of the effectiveness of our ICOFR as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.  The assessment was based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and the CFO concluded that as of December 31, 2008 our ICOFR was effective.  We have certified our ICOFR and obtained auditor attestation of the operating effectiveness of our internal control over financial reporting in conjunction with our 2008 and 2007 year-end audited financial statements. All significant financial reporting processes have been documented, assessed, and tested. No changes in our ICOFR were made during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

Accounting Changes and Pronouncements

Effective January 1, 2008, the Trust adopted the new Canadian accounting standards “Capital Disclosures”, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”. The adoption of these standards had no material impact on the Trust’s net income or cash flows from operating activities.

Capital Disclosures

This section outlines disclosures relating to the management of an entity’s capital and additional qualitative and quantitative information on the objectives, policies and processes over capital.

Financial Instruments - Disclosures / Presentation

These sections outline more comprehensive disclosures with regard to risks related to financial instruments, the significance of financial instruments on an entity’s financial position and performance, and the classification of financial instruments.

Future Accounting Pronouncements

In December 2008, the CICA issued new accounting standards for “Business Combinations”, “Non-Controlling interests” and “Consolidated Financial Statements”. The “Business Combinations” standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition and not the announcement date of the acquisition as under previous guidance. In addition, most acquisition costs are to be expensed as incurred. These standards become effective on January 1, 2011 and early adoption is permitted. These standards will require the Trust to change its accounting policies for any new business combinations subsequent to January 1, 2011.

In February 2008, the CICA issued a new accounting standard for “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard becomes effective January 1, 2009. The implementation of this section is expected to have no impact on the Trust’s financial statements.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

We are currently assessing the impact of the conversion from Canadian GAAP to IFRS on our results of operations, financial position and disclosures. A project team and steering committee have been set up to manage this transition and to ensure successful implementation within the required timeframe. Employees involved in the project have attended a number of training courses and education sessions. Additionally, an external advisor has been engaged to assist with the implementation.

Communication is ongoing with many areas of the organization and regular updates are provided to senior management and the Audit committee. Based on work completed to date, the accounting differences that will lead to the largest changes include property, plant and equipment and business combinations. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

Related-Party Transactions

During 2008, Penn West paid $5 million (2007 – $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Our significant accounting policies are detailed in Note 2 to the audited consolidated financial statements. In the determination of financial results, we must make certain significant accounting estimates as follows:

Full Cost Accounting

We use the full cost method of accounting for oil and natural gas properties. All costs of exploring for and developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved reserves with forecast commodity pricing.

All of our reserves were evaluated or audited by GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Limited (“SAL”), both independent engineering firms. Our reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are a key component of value in the ceiling test. To the extent that the ceiling amount, based in part on our reserves, is less than the carrying amount of property, plant and equipment, a “ceiling test” write-down against income must be made. We determined there was no ceiling test write-down required at December 31, 2008, for Canadian GAAP.

Asset Retirement Obligations

The discounted expected future cost of statutory, contractual or legal obligations to retire long-lived assets is recorded as an asset retirement liability with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income, included in DD&A. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded asset retirement obligation. Actual asset retirement expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 8 to the audited consolidated financial statements details the impact of these accounting recommendations.

Financial Instruments

Financial instruments, included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities (excluding future income tax liability), convertible debentures and long-term debt. Except for the senior notes and the convertible debentures, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes and the convertible debentures is disclosed in Notes 6 and 7 to the audited consolidated financial statements.

Substantially all of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings and obtaining security in certain circumstances.

Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized from time to time. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Goodwill

Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. The goodwill impairment test consists of two parts. Under part 1, if the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at December 31, 2008, due to the widespread decline in equity markets, Penn West proceeded to part 2 of the test where a reporting entity is required to calculate a purchase equation on its assets and liabilities at fair value on the balance sheet date. Under part 2, an equity control premium of 20 percent was used and the fair value of property, plant and equipment was estimated using forward strip commodity prices at year-end escalated at two percent per year subsequent to the end of available market data and a discount rate of 15 percent. Penn West determined there was no goodwill impairment at December 31, 2008; however, further declines in the equity markets since year-end increase the potential of an impairment charge in the future.

A one percent change in the assumed control premium and a one percent change in the assumed discount rate applied to estimated cash flows change the fair value of Penn West by approximately $55 million and $350 million, respectively.

Future Income Tax

Future income taxes are recorded based on the asset and liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Future income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Forward-Looking Statements

In the interest of providing Penn West’s unitholders and potential investors with information regarding Penn West, including management’s assessment of Penn West’s future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the nature and effectiveness of our risk management strategies; our ability to mitigate the potential adverse consequences to our financial position, business strategy and capital and distribution programs that could result from the ongoing turmoil in the credit and financial markets; our 2009 capital expenditure levels, the timing of making said expenditures, and the key elements of our 2009 capital expenditure program; our expectation that services costs will decrease in the latter half of 2009; funding sources for distributions and distribution levels and whether a special distribution will be made in 2009; our ability to fund our capital program and distributions with internally generated funds flow and proceeds from our distribution reinvestment program; our ability (financial and otherwise) to capitalize on opportunities that arise; our expectations regarding North American and global supply and demand factors for crude oil and natural gas in 2009 and beyond; the impact that the new Alberta royalty framework may have on us, including on our business strategies and plans; the potential impact on our business, business strategies and plans, business model, future growth prospects, distribution policies and unitholders of the SIFT tax and the different actions that we might take in response to the SIFT tax and the potential impact those actions could have on us and our unitholders, including without limitation, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax and the impact this would have on our distributions and unitholders; matters relating to the proposed acquisition of Reece, including the acquisition metrics, the anticipated benefits of the acquisition and the anticipated impact of the acquisition on our 2009 capital program; our ability to improve our finding and development cost performance;  our intention and ability to maintain a balanced portfolio of liquids and natural gas production and the benefits we may derive therefrom; our intent and ability to improve our capital efficiency and implement operating and general and administrative cost efficiencies; our environmental regulation compliance costs and strategies, the sufficiency of our environmental program and our ability to fund our asset retirement obligations; our beliefs and outlook for the maintenance of our productive capacity on a medium term and long term basis and the potential impacts of those beliefs and outlooks on our future distribution policies; the disclosure contained under the heading “Outlook”, which sets forth management’s expectations as to our capital expenditures for 2009 and the timing for making said expenditures and the intended focus of such expenditures, our expectation that service costs will decrease as 2009 progresses, and our forecast average production in the first half of 2009; the disclosure contained under the heading “Sensitivity Analysis” relating to the estimated sensitivity of our key assumptions regarding reported financial results relating to funds flow and pre-tax unrealized risk management gains for the next 12 months to changes in certain operational and financial metrics; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they mature; and our expectations regarding the impact that new and pending accounting changes may have on us.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings “Financial Markets”, “Enactment of the Tax on Income Trusts”, “Standardized Distributable Cash”, “Outlook” and “Sensitivity Analysis”.

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed and proposed acquisitions discussed herein; changes in tax laws that affect us and our securityholders; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under “Business Risks” in this document and in Penn West’s public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form is available on SEDAR at www.sedar.com.